FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of August 2, 2017

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing  2017 Second Quarter Results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2017.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2017 Second Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS. Additionally, this press release includes non-IFRS alternative performance measures i.e., EBITDA and Net cash / debt. See exhibit I for more details on these alternative performance measures.

Luxembourg, August 2, 2017. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended June 30, 2017 in comparison with its results for the quarter ended June 30, 2016.

Summary of 2017 Second Quarter Results

(Comparison with first quarter 2017 and second quarter of 2016, with Conduit operations reclassified as discontinued operations)

	2Q 2017	1Q 2017		2Q 2016
Net sales ($ million)	1,243	1,154	8%	1,055	18%
Operating income (loss) ($ million)	51	36	43%	(62)	184%
Net income (loss) ($ million)	73	206	(64%)	(9)	900%
Shareholders’ net income (loss) ($ million)	75	205	(64%)	(13)	662%
Earnings (losses) per ADS ($)	0.13	0.35	(64%)	(0.02)	662%
Earnings (losses) per share ($)	0.06	0.17	(64%)	(0.01)	662%
EBITDA* ($ million)	200	198	1%	101	98%
EBITDA margin (% of net sales)	16.1%	17.2%		9.6%

*EBITDA includes severance charges of $13 million in Q2 2017, $9 million in Q1 2017 and $43 million in Q2 2016. If these charges were not included EBITDA would have been $213 million (17%) in Q2 2017, $207 million (18%) in Q1 2017,and $144 million (14%) in Q2 2016.

Our sales rose by 8% in the second quarter, with sequential increases in North and South America and a further sequential decline in shipments to the Middle East. In North America, our Rig Direct™ program continues to gain traction and, even with the Canadian seasonal effect, our sales rose 16% sequentially. Our EBITDA margin showed a slight sequential decline and included additional costs associated with the start up of our Bay City mill, the reopening of our Prudential mill in Calgary and the preparation of our Confab mill in Brazil for producing line pipe for the Zohr project. For the third consecutive quarter we had positive operating and net income.

During the quarter, we had a build up of working capital of $260 million and net cash flow used in operations amounted to $33 million. After capital expenditures of $155 million and the payment of $331 million in dividends, our net cash position (cash, other current investments and fixed income investments held to maturity less total borrowings) declined to $1.1 billion at the end of the quarter.

Market Background and Outlook
The recovery in shale drilling in the USA and Canada continued at a rapid pace in the first half of the year but is now slowing down as some operators revise their drilling plans for the second half following a dip in oil prices below $50 per barrel in June. In the rest of the world, recovery remains more elusive, as oil and gas companies continue to focus on strengthening cash flow and their financial position. In Latin America, however, drilling activity in Argentina is starting to pick up with various operators moving forward with investments in the Vaca Muerta shale play, and recent offshore discoveries in Mexico will provide further impetus to the energy reform program.
In the second half, we expect growth in demand from Rig Direct™ customers in North America, supported by the start up of our Bay City mill, and in Argentina, while, in the third quarter, we will have slower sales in the Middle East and Europe. Pricing conditions continue to improve gradually but the recent rise in raw material costs will impact our cost of sales, dampening margin improvements. Our EBITDA should grow, particularly in the fourth quarter, when our volumes will be enhanced by shipments for East Mediterranean offshore gas pipelines.

Analysis of 2017 Second Quarter Results

Tubes
The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:
Tubes Sales volume (thousand metric tons)	2Q 2017	1Q 2017		2Q 2016
Seamless	529	509	4%	395	34%
Welded	96	74	29%	80	20%
Total	624	583	7%	475	31%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:
Tubes	2Q 2017	1Q 2017*		2Q 2016
(Net sales - $ million)
North America	548	472	16%	266	105%
South America	227	203	12%	245	(7%)
Europe	132	115	15%	162	(28%)
Middle East & Africa	212	249	(15%)	276	(16%)
Asia Pacific	55	46	21%	36	55%
Total net sales ($ million)	1,175	1,085	8%	985	19%
Operating income (loss) ($ million)	46	31	48%	(65)	(171%)
Operating margin (% of sales)	3.9%	2.8%		(6.6%)

*Includes inter-regional reclassifications

Net sales of tubular products and services increased 8% sequentially and 19% year on year. The sequential increase reflects a volume increase of 7% and an average price increase of 1%. In North America we had higher sales in the United States onshore market, reflecting an increase in drilling activity, and in Mexico to private operators participating in the energy reform, partially offset by lower sales in Canada due to the spring break-up season. In South America we had higher sales in Argentina (Vaca Muerta) and in the Andean region, partially offset by lower sales of connectors in Brazil following shipment advancements in the previous quarter. In Europe we had higher sales to the European industrial sector. In the Middle East and Africa sales were down 15% sequentially reflecting further declines in shipments to Middle East and North African customers. In Asia Pacific, sales increased due to higher offshore line pipe sales.

Operating results from tubular products and services increased 48% sequentially, from a gain of $31 million in the previous quarter to a gain of $46 million in the second quarter of 2017. In addition to the effect of higher sales, the increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, positively impacting costs and margins and offsetting the increase in the cost of steel scrap and other steelmaking raw materials.

Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Others	2Q 2017	1Q 2017		2Q 2016
Net sales ($ million)	68	68	0%	70	(3%)
Operating income ($ million)	6	5	5%	4	60%
Operating income (% of sales)	8.3%	7.9%		5.0%

Net sales of other products and services remained flat sequentially and declined 3% year on year. Operating income increased sequentially mainly due to improved results at our coiled tubing business.

Selling, general and administrative expenses, or SG&A, amounted to $327 million, or 26.3% of net sales, in the second quarter of 2017, compared to $294 million, 25.5% in the previous quarter and $333 million, 31.6% in the second quarter of 2016. SG&A during the quarter increased due to higher logistic costs and a lower recovery of doubtful accounts, partially offset by lower amortization of intangibles following the full amortization of Hydril intangibles acquired ten years ago.

Financial results amounted to a loss of $16 million in the second quarter of 2017, compared to a loss of $4 million in the previous quarter and a gain of $10 million in the second quarter of 2016. The reason for the loss in the second quarter of 2017 is an FX loss of $23 million, the great majority corresponding to the Euro appreciation on Euro denominated intercompany liabilities, fully offset in the currency translation reserve in equity.

Equity in earnings of non-consolidated companies amounted to $30 million in the second quarter of 2017, compared to $35 million in the previous quarter and $19 million in the second quarter of last year. These results are mainly derived from our equity investment in Ternium (NYSE:TX).

Income tax amounted to a gain of $7 million in the second quarter of 2017, primarily reflecting the effect of the Mexican peso revaluation on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency.

Cash Flow and Liquidity of 2017 Second Quarter

Net cash used by operating activities during the second quarter of 2017 was $33 million, compared to cash provided by operations of $26 million in the first quarter of 2017 and $380 million in the second quarter of last year. During the second quarter of 2017 we used $260 million for the increase in working capital related to the increase in shipments and production.

Capital expenditures amounted to $155 million for the second quarter of 2017, compared to $139 million in the previous quarter and $211 million in the second quarter of 2016. Capital expenditures mainly relates to the progress in the construction of the greenfield seamless facility in Bay City, Texas.

Following a dividend payment of $331 million in May 2017, we maintained a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.1 billion at the end of the quarter.

Analysis of 2017 First Half Results
	H1 2017	H1 2016	Increase/(Decrease)
Net sales ($ million)	2,397	2,261	6%
Operating income (loss) ($ million)	88	(32)	372%
Net income ($ million)	279	19	1,386%
Shareholders’ net income ($ million)	280	5	5,613%
Earnings per ADS ($)	0.47	0.01	5,613%
Earnings per share ($)	0.24	0.00	5,613%
EBITDA* ($ million)	399	292	36%
EBITDA margin (% of net sales)	16.6%	12.9%
* EBITDA includes severance charges of $22 million in H1 2017 and $56 million in H1 2016. If these charges were not included EBITDA would have been $420 million (18%) in H1 2017 and $348 million (15%) in H1 2016.

Our sales in the first half of 2017 increased 6% compared to the first half of 2016, mainly due to strong increase in demand in the USA and Canada, partially offset by lower sales in South America and in the Middle East and Africa. EBITDA increased 36% to $399 million in the first half of 2017 compared to $292 million in the first half of the previous year, following an increase in sales and an improvement in the EBITDA margin, from 12.9% to 16.6%. EBITDA includes severance charges, due to the adjustment of the workforce, which amounted to $22 million in the first half of 2017 and $56 million in the first half of 2016. Net income attributable to owners of the parent during the first half of 2017 was $280 million or $0.47 per ADS, which compares with $5 million or $0.01 per ADS in the first half of 2016. The improvement in net income mainly reflects a better operating environment, where a 22% increase in shipments improved the utilization of production capacity and therefore the absorption of fixed costs, a reduction in severance costs, a positive income tax of $55 million reflecting primarily the effect of the Mexican peso revaluation on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency, and a gain of $90 million from the sale of Republic Conduit.
Cash flow used in operating activities amounted to $7 million during the first half of 2017 (including an increase in working capital of $365 million). Following a dividend payment of $331 million in May 2017, and capital expenditures of $294 million during the first half of 2017, we maintained a positive net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.1 billion at the end of June 2017, including the $328 million we collected from the sale of Republic Conduit.
The following table shows our net sales by business segment for the periods indicated below:
Net sales ($ million)	H1 2017		H1 2016		Increase/(Decrease)
Tubes	2,260	94%	2,115	94%	7%
Others	137	6%	146	6%	(6%)
Total	2,397	100%	2,261	100%	6%

Tubes
The following table indicates, for our Tubes business segment, sales volumes of seamless and welded pipes for the periods indicated below:

Tubes Sales volume (thousand metric tons)	H1 2017	H1 2016	Increase/(Decrease)
Seamless	1,037	761	36%
Welded	170	226	(25%)
Total	1,207	987	22%

The following table indicates, for our Tubes business segment, net sales by geographic region, operating income and operating income as a percentage of net sales for the periods indicated below:

Tubes	H1 2017	H1 2016	Increase/(Decrease)
(Net sales - $ million)
North America	1,021	646	58%
South America	430	595	(28%)
Europe	247	295	(16%)
Middle East & Africa	461	515	(10%)
Asia Pacific	101	64	58%
Total net sales ($ million)	2,260	2,115	7%
Operating income (loss) ($ million)*	76	(44)	274%
Operating income (% of sales)	3.4%	(2.1%)	257%
*Tubes operating income includes severance charges of $20 million in the first half of 2017 and $51 million in the first half of 2016. If these charges were not included Tubes operating income would have been $96 million in the first half of 2017 and $8 million in the first half of 2016.

Net sales of tubular products and services increased 7% to $2,260 million in the first half of 2017, compared to $2,115 million in the first half of 2016, as a result of a 22% increase in shipment volumes partially offset by a 13% decline in average selling prices. Sales grew due to strong increase in demand in the USA and Canada, partially offset by lower sales in South America and in the Middle East and Africa. In the first half of 2017, the average number of active drilling rigs, or rig count, in the United States and Canada averaged 1,022, a 72% increase when compared to the 594 average in the first half of 2016. In the rest of the world the rig count declined 3% year on year, from 979 in the first half of 2016 to 948 in the first half of 2017.
Operating results from tubular products and services increased from a loss of $44 million in the first half of 2016, to a gain of $76 million in the first half of 2017. Results improved following a 22% increase in shipment volumes, increasing sales and the utilization of production capacity and therefore the absorption of fixed costs. Additionally, severance charges were lower as market conditions improved.

Others
The following table indicates, for our Others business segment, net sales, operating income and operating income as a percentage of net sales for the periods indicated below:
Others	H1 2017	H1 2016	Increase/(Decrease)
Net sales ($ million)	137	146	(6%)
Operating income ($ million)	11	12	(6%)
Operating margin (% of sales)	8.1%	8.0%

Net sales of other products and services decreased 6% to $137 million in the first half of 2017, compared to $146 million in the first half of 2016, mainly due to lower sales of industrial equipment in Brazil.
Operating income from other products and services decreased 6%, in line with the decline in sales as margins remained flat.
Selling, general and administrative expenses, or SG&A, amounted to $622 million in the first half of 2017 and $612 million in the first half of 2016, representing 26% of sales in 2017 and 27% in 2016. Direct selling expenses, like freights, increased due to higher shipment volumes but were partially offset by lower labor costs (lower severance costs). Amortization of intangibles also declined following the full amortization of Hydril intangibles acquired ten years ago.
Financial results amounted to a loss of $20 million in the first half of 2017, compared to a loss of $5 million in the first half of 2016. The main reason for the loss in the first half of 2017 is an FX loss of $33 million, mainly due to the Euro appreciation on Euro denominated intercompany liabilities, fully offset in the currency translation reserve in equity.
Equity in earnings of non-consolidated companies generated a gain of $65 million in the first half of 2017, compared to a gain of $30 million in the first half of 2016. These results are mainly derived from our equity investment in Ternium (NYSE:TX).
Income tax amounted to a gain of $55 million in the first half of 2017, compared to a gain of $4 million in the first half of 2016. In the first half of 2017 this result reflects primarily the effect of the Mexican peso revaluation on the tax base used to calculate deferred taxes at our Mexican subsidiaries which have the U.S. dollar as their functional currency.
Results attributable to non-controlling interests amounted to a loss of $1 million in the first half of 2017, compared to a gain of $14 million in the first half of 2016. Results during the first half of 2016 were mainly attributable to our pipe coating subsidiary in Nigeria.
Cash Flow and Liquidity of 2017 First Half

Net cash used in operating activities during the first half of 2017 amounted to $7 million (net of an increase in working capital of $365 million, related to the increase in shipments and production), compared to cash provided by operations of $689 million in the first half of 2016 (including working capital reductions of $410 million).

Capital expenditures amounted to $294 million in the first half of 2017, compared to $441 million in the first half of 2016, as we continue progressing in the construction of the greenfield seamless facility in Bay City, Texas.
Following a dividend payment of $331 million in May 2017, our financial position at June 30, 2017, amounted to a net cash position (i.e., cash, other current investments and fixed income investments held to maturity less total borrowings) of $1.1 billion, including the $328 million we collected from the sale of Republic Conduit.
Tenaris Files Half-Year Report

Tenaris S.A. announces that it has filed its half-year report for the six-month period ended June 30, 2017 with the Luxembourg Stock Exchange. The half-year report can be downloaded from the Luxembourg Stock Exchange’s website at www.bourse.lu and from Tenaris’s website at www.tenaris.com/investors.

Holders of Tenaris’s shares and ADSs, and any other interested parties, may request a hard copy of the half-year report, free of charge, at 1-888-300-5432 (toll free from the United States) or 52-229-989-1159 (from outside the United States).

Conference call

Tenaris will hold a conference call to discuss the above reported results, on August 3, 2017, at 8:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 877 730 0732 within North America or +1 530 379 4676 Internationally. The access number is “59393286”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 11:00 am ET on Aug 3, through 11:59 pm on Aug 11, 2017. To access the replay by phone, please dial  +1 855 859 2056 or +1 404 537 3406 and enter passcode “59393286” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2017	2016	2017	2016
Continuing operations	Unaudited		Unaudited
Net sales	1,242,804	1,054,917	2,396,664	2,261,267
Cost of sales	(865,729)	(779,623)	(1,689,585)	(1,676,685)
Gross profit	377,075	275,294	707,079	584,582
Selling, general and administrative expenses	(327,132)	(333,160)	(621,563)	(612,008)
Other operating income (expense), net	1,547	(3,644)	1,988	(4,774)
Operating income (loss)	51,490	(61,510)	87,504	(32,200)
Finance Income	11,059	24,212	23,986	44,107
Finance Cost	(6,020)	(4,814)	(11,958)	(9,118)
Other financial results	(20,667)	(9,830)	(32,082)	(39,928)
Income (loss) before equity in earnings of non-consolidated companies and income tax	35,862	(51,942)	67,450	(37,139)
Equity in earnings of non-consolidated companies	30,201	18,612	65,401	30,339
Income (loss) before income tax	66,063	(33,330)	132,851	(6,800)
Income tax	7,357	10,416	54,602	3,975
Income (loss) for continuing operations	73,420	(22,914)	187,453	(2,825)

Discontinued operations
Result for discontinued operations	-	13,737	91,542	21,598
Income (loss) for the period	73,420	(9,177)	278,995	18,773

Attributable to:
Owners of the parent	74,524	(13,266)	279,651	4,895
Non-controlling interests	(1,104)	4,089	(656)	13,878
	73,420	(9,177)	278,995	18,773

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At June 30, 2017		At December 31, 2016
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	6,124,342		6,001,939
Intangible assets, net	1,761,686		1,862,827
Investments in non-consolidated companies	601,712		557,031
Available for sale assets	21,572		21,572
Other investments	284,738		249,719
Deferred tax assets	149,849		144,613
Receivables, net	198,233	9,142,132	197,003	9,034,704
Current assets
Inventories, net	1,988,820		1,563,889
Receivables and prepayments, net	186,950		124,715
Current tax assets	180,624		140,986
Trade receivables, net	1,024,453		954,685
Other investments	1,431,881		1,633,142
Cash and cash equivalents	271,224	5,083,952	399,737	4,817,154
Assets of disposal group classified as held for sale		-		151,417
Total assets		14,226,084		14,003,275
EQUITY
Capital and reserves attributable to owners of the parent		11,341,154		11,287,417
Non-controlling interests		106,155		125,655
Total equity		11,447,309		11,413,072
LIABILITIES
Non-current liabilities
Borrowings	32,015		31,542
Deferred tax liabilities	536,157		550,657
Other liabilities	220,176		213,617
Provisions	42,914	831,262	63,257	859,073
Current liabilities
Borrowings	820,850		808,694
Current tax liabilities	97,818		101,197
Other liabilities	215,587		183,887
Provisions	23,179		22,756
Customer advances	80,334		39,668
Trade payables	709,745	1,947,513	556,834	1,713,036
Liabilities of disposal group classified as held for sale		-		18,094
Total liabilities		2,778,775		2,590,203
Total equity and liabilities		14,226,084		14,003,275

Consolidated Condensed Interim Statement of Cash Flows

	Three-month period ended June 30,		Six-month period ended June 30,
(all amounts in thousands of U.S. dollars)	2017	2016	2017	2016
Cash flows from operating activities	Unaudited		Unaudited

Income for the period	73,420	(9,177)	278,995	18,773
Adjustments for:
Depreciation and amortization	148,848	163,963	311,066	327,118
Income tax accruals less payments	(36,888)	(52,560)	(129,818)	(68,731)
Equity in earnings of non-consolidated companies	(30,201)	(18,612)	(65,401)	(30,339)
Interest accruals less payments, net	7,349	(227)	4,889	(12,906)
Changes in provisions	(2,082)	1,373	(19,920)	8,171
Income from the sale of Conduit business	-	-	(89,694)	-
Changes in working capital	(260,284)	307,317	(365,222)	410,232
Other, including currency translation adjustment	67,008	(12,349)	68,409	36,557
Net cash (used in) provided by operating activities	(32,830)	379,728	(6,696)	688,875

Cash flows from investing activities
Capital expenditures	(155,191)	(211,174)	(293,806)	(441,423)
Changes in advance to suppliers of property, plant and equipment	826	20,094	4,329	34,352
Proceeds from disposal of Conduit business	-	-	327,631	-
Investment in non-consolidated companies	-	(17,108)	-	(17,108)
Loan to non-consolidated companies	-	(13,464)	(9,006)	(23,848)
Investment in companies under cost method	(3,681)	-	(3,681)	-
Proceeds from disposal of property, plant and equipment and intangible assets	916	2,256	2,878	3,979
Dividends received from non-consolidated companies	22,971	20,674	22,971	20,674
Changes in investments in securities	218,540	195,754	170,071	325,682
Net cash provided by (used in) investing activities	84,381	(2,968)	221,387	(97,692)

Cash flows from financing activities
Dividends paid	(330,550)	(354,161)	(330,550)	(354,161)
Dividends paid to non-controlling interest in subsidiaries	(19,200)	-	(19,200)	(4,311)
Acquisitions of non-controlling interests	(13)	(111)	(31)	(477)
Proceeds from borrowings (*)	438,188	242,471	1,062,371	495,942
Repayments of borrowings (*)	(297,816)	(407,071)	(1,060,486)	(627,904)
Net cash (used in) financing activities	(209,391)	(518,872)	(347,896)	(490,911)

(Decrease) increase in cash and cash equivalents	(157,840)	(142,112)	(133,205)	100,272
Movement in cash and cash equivalents
At the beginning of the period	426,741	530,743	398,580	286,198
Effect of exchange rate changes	1,936	4,012	5,462	6,173
(Decrease) increase in cash and cash equivalents	(157,840)	(142,112)	(133,205)	100,272
At June 30,	270,837	392,643	270,837	392,643

Exhibit I – Alternative performance measures

EBITDA, Earnings before interest, tax, depreciation and amortization.
EBITDA provides an analysis of the operating results excluding depreciation and amortization and impairments, as they are non-cash variables which can vary substantially from company to company depending on accounting policies and the accounting value of the assets. EBITDA is an approximation to pre-tax operating cash flow and reflects cash generation before working capital variation. EBITDA is widely used by investors when evaluating businesses (multiples valuation), as well as by rating agencies and creditors to evaluate the level of debt, comparing EBITDA with net debt.

EBITDA is calculated in the following manner:

EBITDA= Operating results + Depreciation and amortization + Impairment charges/(reversals).

(all amounts in thousands of U.S. dollars)	Three-month period ended June 30,		Six-month period ended June 30,
	2017	2016	2017	2016
Operating income	51,490	(61,510)	87,504	(32,200)
Depreciation and amortization	148,848	163,963	311,066	327,118
Depreciation and amortization from discontinued operations	-	(1,366)	-	(2,728)
EBITDA	200,338	101,087	398,570	292,190

Net Cash / (Debt)

This is the net balance of cash and cash equivalents, other current investments and fixed income investments held to maturity less total borrowings. It provides a summary of the financial solvency and liquidity of the company. Net cash / (debt) is widely used by investors and rating agencies and creditors to assess the company’s leverage, financial strength, flexibility and risks.

Net cash/ debt  is calculated in the following manner:

Net cash= Cash and cash equivalents + Other investments (Current)+ Fixed income investments held to maturity – Borrowings (Current and Non-current).

(all amounts in thousands of U.S. dollars)	At June 30,
	2017	2016
Cash and cash equivalents	271,224	394,351
Other current investments	1,431,881	1,879,082
Fixed income investments held to maturity	279,232	329,182
Borrowings – current and non-current	(852,865)	(820,046)
Net cash / (debt)	1,129,472	1,782,569